UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-227194	CUSIP Number: 91023E 101

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Full Name of Registrant: OZ Vision Inc.

Former Name if Applicable: Not applicable

Address of Principal Executive Office (Street and Number): 1012 Corsica Ln

City, State and Zip Code:Las Vegas, Nevada 89144

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

OZ Vision Inc., a Nevada corporation (the “Company”), was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Annual Report”) by the prescribed due date. The Company requires additional time to complete the preparation of its financial statements for the fiscal year ended June 30, 2026, and its independent registered public accounting firm requires additional time to complete its audit of those financial statements and issue its report. Because the Annual Report must include audited financial statements, it cannot be filed until the audit has been completed.

The Company and its independent registered public accounting firm are working diligently to complete the audit. The Company currently anticipates that it will file the Annual Report on or before October 13, 2026, within the fifteen-calendar-day extension period provided by Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements. This notification contains forward-looking statements, including statements regarding the anticipated timing of the filing of the Annual Report. These statements are subject to risks and uncertainties, including the possibility that the audit is not completed within the anticipated timeframe, and actual results may differ materially. The Company undertakes no obligation to update these statements except as required by law.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Andrei Stoukan, President and Chief Executive Officer, 949-350-0123

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

OZ Vision Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2026	By:	/s/ Andrei Stoukan
	Name:	Andrei Stoukan
	Title:	President, Chief Executive Officer and Director